                                                                    EXHIBIT 12.1

                           CROSS TIMBERS OIL COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                 (in thousands)


                                                         Year Ended December 31,
                                             -----------------------------------------------
                                              1994      1995      1996     1997      1998
                                             -------  ---------  -------  -------  ---------

Earnings (loss) available to common stock..  $ 3,048  $(10,538)  $19,790  $23,905  $(71,498)
Income tax expense.........................    1,730    (5,825)   10,669   13,517   (35,851)
Interest and debt expense..................    8,289    12,922    17,224   26,747    58,499
Interest portion of rentals (a)............      519       637     1,830    3,044     3,727
Preferred stock dividends..................        -         -       514    1,779     1,779
                                             -------  --------   -------  -------  --------
Earnings (loss) before provision for.......
 taxes and fixed charges...................  $13,586  $ (2,804)  $50,027  $68,992  $(43,344)
                                             =======  ========   =======  =======  ========

Interest and debt expense..................  $ 8,289  $ 12,922   $17,224  $26,747  $ 58,499
Interest portion of rentals (a)............      519       637     1,830    3,044     3,727
Preferred stock dividends..................        -         -       514    1,779     1,779
                                             -------  --------   -------  -------  --------

Total Fixed Charges........................  $ 8,808  $ 13,559   $19,568  $31,570  $ 64,005
                                             =======  ========   =======  =======  ========

Ratio of Earnings to Fixed Charges.........      1.5      (0.2)(c)   2.6      2.2      (0.7)(b)

Excess of Fixed Charges over Earnings
 (Loss)....................................  $     -  $ 16,363   $     -  $     -  $107,349

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(a)  Calculated as one-third of rentals.
(b) Negative ratio is the result of a $20,280,000 pre-tax, non-cash charge recorded upon adoption of Statement of Financial Accounting Standards No.
     121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of.
     Excluding the effect of this charge, the ratio of earnings to fixed charges is 1.3.
(c) Negative ratio is the result of a $93.7 million pre-tax net loss on investment in equity securities and a $2 million pre-tax, non-cash impairment charge. Excluding the effects of these charges, the ratio of earnings to fixed charges is 0.8.